SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 28, 2007, entitled "INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2006"

99.2   Release dated February 28,2007, entitled " BLYVOORUITZICHT GOLD MINING COMPANY LIMITED TO DISCIPLINE ILLEGAL STRIKERS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 1, 2007   By: /s/ Themba Gwebu
                                           Name: Themba Gwebu
                                           Title: Company Secretary

DRDGOLD LIMITED

Interim Report to shareholders
for the quarter and six months ended
31 December 2006

2007 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

KEY FEATURES

- Blyvoor wins two safety awards
- DRDGOLD SA cash costs remain flat at US$505/oz
- DRDGOLD SA records second consecutive quarterly profit
- Prospecting right for ERPM Extension 2 granted
- US$66 million convertible bond fully repaid
- Porgera total reserves increase by 16%
- Australasian operations pursue restructure to retire debt and realise full potential asset value

KEY RESULTS SUMMARY

Group		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Attributable production gold *							
Australasian operations	oz	35 660	41 520	(14)	77 180	75 692	107 336
	kg	1 109	1 290	(14)	2 399	2 354	3 340
Discontinued operations	oz	9 143	17 338	(47)	26 481	8 963	19 434
	kg	284	539	(47)	823	279	605
South African operations	oz	87 322	91 339	(4)	178 661	176 859	139 117
	kg	2 716	2 841	(4)	5 557	5 501	4 327
Group	oz	132 125	150 197	(12)	282 322	261 514	265 887
	kg	4 109	4 670	(12)	8 779	8 134	8 272
Cash operating costs							
Australasian operations	US$ per oz	541	528	(2)	534	425	323
	ZAR per kg	127 967	121 792	(5)	124 646	86 138	67 891
Discontinued operations	US$ per oz	1 120	642	(74)	807	675	559
	ZAR per kg	265 169	148 006	(79)	188 436	135 163	117 505
South African operations	US$ per oz	505	503	–	504	509	430
	ZAR per kg	119 388	115 821	(3)	117 565	104 334	90 410
Group	US$ per oz	558	526	(6)	541	485	375
	ZAR per kg	131 780	121 185	(9)	126 144	98 989	78 756
Gold price received	US$ per oz	617	625	(1)	621	598	467
	ZAR per kg	145 909	143 963	1	144 892	122 122	98 131
Capital expenditure	US$ million	11.5	14.2	19	25.7	40.9	17.6
	ZAR million	84.5	101.6	17	186.1	262.6	114.5

* Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited ("Crown") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously 40% attributable).

STOCK
Issued capital
334 823 654 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 351 168 446

Stock traded	JSE	NASDAQ	FRANKFURT
Average volume for the quarter per day ('000)	841	2 945	76
% of issued stock traded (annualised)	66	230	6
Price • High	R 10.85	US$1.42	Euro 1.11
• Low	R 6.11	US$0.84	Euro 0.67
• Close	R 6.42	US$0.90	Euro 0.68

FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or the occurrence of unanticipated events.

OVERVIEW
Dear shareholder

Safety
It is with deep regret that I record the death of Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") employee Nkosana Sikhafungana, Tolukuma employees Lawrence Aua and Linus Kopa, along with a Tolukuma contractor and a member of the local community, in work-related incidents during the quarter under review. Mr Sikhafungana was overcome by noxious gases in the underground fire at Blyvoor's No 5 Shaft, and the deaths at Tolukuma resulted from a helicopter crash.

For the quarter, Blyvoor recorded substantial improvements in both its disabling injury frequency rate ("DIFR") and reportable injury frequency rate ("RIFR"), the former from 13.1 to 6.28 and the latter from 6.55 to 3.01. Also in January , the mine was awarded the Minister of Minerals and Energy's Safety Flag award for mines in the ultra-deep gold and platinum category. To achieve the award, the mine recorded a 33% improvement in its RIFR, from 3.34 to 2.23, over a three-year period. The Safety Flag award coincided with Blyvoor's ninth consecutive victory in the annual West Rand Mine Managers' Association Inter-mine Safety Competition with an RIFR of 3.87.

The Crown surface operation recorded a significant improvement in its DIFR during the quarter, from 9.16 to 3.74. The operation's RIFR, however, deteriorated from 1.14 to 1.26. ERPM, similarly, had a mixed safety performance; its DIFR deteriorated from 13.29 to 15.39 while its RIFR improved from 6.96 to 5.13.

At Tolukuma deteriorations were recorded in the lost time injury frequency rate (LTIFR), from 0 to 1.93; in the RIFR, from 0 to 7.72; and in the DIFR, from 2.85 to 7.72.

A range of programmes is in place at each of the South African and Australasian operations, designed to improve safety and health performance.

Production
Total gold production for the quarter was 12% lower at 132 125 ounces ("oz"), mainly as a result of a 24% reduction in gold production from the Australasian operations. While all three Australasian operations experienced production problems, discussed in more detail in the operation-by-operation commentary overleaf, the most seriously affected was the Vatukoula operation in Fiji, which was placed on care and maintenance in December after a three-month review showed that continued mining operation was not economically viable. Vatukoula's production for the quarter was just 9 143oz, down 47% from the previous quarter, reflecting not only the care and maintenance but the residual impact of damage and subsequent down-time at Philip Shaft due to a skip-cage incident.

At the South African operations, gold production was 4% lower at 87 322oz. While the Crown surface operation performed better following pipeline upgrades and Blyvoor held its own in spite of an underground fire at Blyvoor No 5 Shaft in December, underground faulting encountered at ERPM impacted negatively on both volume and grade.

Financial
Group financial results for the quarter ended September 2006 have been re-stated to account for the discontinuation of operations at Vatukoula and are thus comparable with results for the quarter under review. Vatukoula incurred a loss of R145.6 million in the quarter ended December 2006 and an impairment of R783.1 million.

Revenue from continuing operations was 5% lower at R548.5 million and cash operating costs declined by 4% to R466.3 million, resulting in a cash operating profit of R82.2 million, down 7% on the previous quarter.

Revenue from the South African operations was 4% lower at R390.6 million and after accounting for cash operating costs, which were 1% lower at R324.3 million, cash operating profit was R66.3 million, 14% down on the previous quarter.

Revenue from the continuing Australasian operations was 6% lower at R157.9 million but a 10% reduction in cash operating costs to R142.0 million resulted in a 39% increase in cash operating profit to R15.9 million.

In the quarter under review, DRDGOLD repaid its US$66m Convertible Bond.

Corporate developments
As was previously announced, I took over from Mark Wellesley-Wood as Chief Executive Officer of DRDGOLD with effect from 1 January 2007. Mark served the company variously as Chief Executive Officer and Executive Chairman for more than six years. He is now Non-Executive Chairman of DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA"). Group Financial Manager Kobus Dissel has been appointed as CFO in an acting capacity.

Looking ahead
DRDGOLD's operating and financial performance continued to be marred in the quarter under review by the ongoing difficulties of the 78.72%-owned Emperor. Shareholders will be aware that Emperor and DRDGOLD recently completed a strategic review of the former, which concluded that Emperor should consider either the divestment of key assets, or seek a suitable merger partner in order to grow the value of its asset base. Emperor continues to pursue these re-structuring options, with the assistance of Rothschild Australia Limited. Meantime, a new short-term finance facility, to be re-paid within an agreed timeframe from the proceeds of restructuring, has been arranged with Australia and New Zealand Banking Group Limited ("ANZ").

DRDGOLD regards DRDGOLD SA, in which it holds a 74% stake with black economic empowerment ("BEE") partner Khumo Gold, as core to the group. While Blyvoor has been adversely affected by illegal industrial action during the current quarter, ERPM has received the pleasing news that its application to the Department of Minerals and Energy ("DME") for a prospecting right over a second portion of the neighbouring Sallies lease area has been granted. The area, to be known as ERPM Extension 2, is 5 500 hectares in extent and has an exploration target of 7-11 million ounces. This presents the exciting prospect of a new deep-level mine with a life of more than 15 years. At the Crown surface operation, a R10.5 million project for the reclamation of the 3L2 slimes dam has been approved, with the prospect of treating through the Crown plant some 270 000t per month at an average yield of 0.3 g/t over a 20-month period. Crown lodged its application for a mining right for the Top Star dump on 1 February 2007.

JOHN SAYERS
Chief Executive Officer
28 February 2007

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS").

*Period restated to account for the discontinued Vatukoula operation in Fiji.

CONSOLIDATED Income Statements (Unaudited)	Quarter Dec 2006 Rm	Quarter Sep 2006 *Restated Rm	6 months to 31 Dec 2006 Rm	6 months to 30 Jun 2006 *Restated Rm	6 months to 31 Dec 2005 Rm
Continuing operations					
Gold and silver revenue	**548.5**	574.7	**1 123.2**	953.9	629.5
Cash operating costs	**(466.3)**	(486.1)	**(952.4)**	(776.7)	(508.3)
Cash operating profit	**82.2**	88.6	**170.8**	177.2	121.2
Corporate administration and other expenses	**(69.9)**	(43.1)	**(113.0)**	(45.0)	(78.4)
Share-based payments	**(0.5)**	(3.4)	**(3.9)**	(6.5)	(6.8)
Exploration costs	**(2.9)**	(4.2)	**(7.1)**	(15.6)	(0.9)
Care and maintenance costs	**(2.8)**	(2.1)	**(4.9)**	(4.4)	(4.8)
Cash profit from operations	**6.1**	35.8	**41.9**	105.7	30.3
Retrenchment costs	**–**	–	**–**	–	(1.0)
Investment income	**14.7**	(9.4)	**5.3**	(85.3)	35.4
Finance charge	**(24.3)**	(15.2)	**(39.5)**	(19.6)	(23.0)
Net operating profit	**(3.5)**	11.2	**7.7**	0.8	41.7
Rehabilitation	**(3.1)**	(3.1)	**(6.2)**	(31.2)	(7.8)
Depreciation	**(39.5)**	(46.6)	**(86.1)**	(72.0)	(71.4)
(Loss)/profit on financial instruments	**(1.4)**	(9.2)	**(10.6)**	15.9	(7.5)
Movement in gold in process	**37.1**	16.0	**53.1**	(15.9)	12.1
Loss before taxation	**(10.4)**	(31.7)	**(42.1)**	(102.4)	(32.9)
Taxation	**21.0**	(15.3)	**5.7**	1.5	(17.3)
Deferred taxation	**(11.2)**	2.6	**(8.6)**	(26.7)	16.5
Loss after taxation	**(0.6)**	(44.4)	**(45.0)**	(127.6)	(33.7)
(Loss)/profit on sale of assets/investment	**(7.8)**	–	**(7.8)**	93.0	(3.4)
Impairments	**15.6**	–	**15.6**	66.3	52.2
Loss from associates	**–**	–	**–**	(72.1)	(79.9)
Discontinued operation					
Loss for the period from discontinued operation	**(145.6)**	(36.0)	**(181.6)**	(3.0)	(6.3)
Impairments from discontinued operation	**(783.1)**	–	**(783.1)**	–	–
Net loss for the period	**(921.5)**	(80.4)	**(1 001.9)**	(43.4)	(71.1)
Attributable to:					
Minority interest	**(194.1)**	(14.3)	**(208.4)**	(3.2)	(1.2)
Ordinary shareholders	**(727.4)**	(66.1)	**(793.5)**	(40.2)	(69.9)
	(921.5)	(80.4)	**(1 001.9)**	(43.4)	(71.1)
Headline loss per share – cents					
– From continuing operations	**(12.7)**	(11.8)	**(24.5)**	(64.8)	(37.1)
– From total operations	**(47.5)**	(20.6)	**(68.5)**	(63.9)	(39.1)
Basic loss per share – cents					
– From continuing operations	**(10.4)**	(11.8)	**(22.1)**	(13.8)	(21.0)
– From total operations	**(220.9)**	(20.6)	**(244.0)**	(12.9)	(23.1)
Calculated on the weighted average ordinary shares issued of :	**329 252 570**	321 092 406	**325 172 488**	312 087 964	303 215 809
Diluted headline loss per share – cents	**(12.7)**	(11.8)	**(24.5)**	(64.8)	(37.1)
Diluted basic loss per share – cents	**(220.9)**	(20.6)	**(244.0)**	(12.9)	(23.1)

SEGMENTAL INFORMATION (Unaudited)

	Quarter December 2006				Quarter September 2006			
	South Africa Rm	Australasia Rm	Discontinued Rm	Other Rm	South Africa Rm	Australasia Rm	Discontinued Rm	Other Rm
Gold and silver revenue	390.6	157.9	45.8	–	406.2	168.5	67.4	–
Cash operating costs	(324.3)	(142.0)	(75.3)	–	(329.0)	(157.1)	(79.8)	–
Cash operating profit/(loss)	66.3	15.9	(29.5)	–	77.2	11.4	(12.4)	–
Corporate administration and other expenses	(18.3)	(33.2)	0.2	(18.4)	(14.9)	(16.0)	(13.6)	(12.2)
Share-based payments	–	–	–	(0.5)	–	–	–	(3.4)
Exploration costs	–	(2.9)	(0.6)	–	–	(4.2)	–	–
Care and maintenance costs	–	–	–	(2.8)	–	–	–	(2.1)
Cash profit/(loss) from operations	48.0	(20.2)	(29.9)	(21.7)	62.3	(8.8)	(26.0)	(17.7)
Retrenchment costs	–	–	(27.2)	–	–	–	1.0	–
Investment income	2.3	(1.5)	(1.6)	13.9	1.4	(2.5)	4.9	(8.3)
Finance charge	(9.3)	(1.5)	(20.0)	(13.5)	(2.2)	(7.4)	(3.6)	(5.6)
Net operating profit/(loss)	41.0	(23.2)	(78.7)	(21.3)	61.5	(18.7)	(23.7)	(31.6)
Rehabilitation	(2.3)	–	(0.2)	(0.8)	(2.3)	–	(0.2)	(0.8)
Depreciation	(23.4)	(17.1)	(31.6)	1.0	(19.5)	(34.4)	(12.9)	7.3
(Loss)/profit on financial instruments	–	(1.4)	(22.3)	–	–	(9.2)	5.0	–
Movement in gold in process	0.6	36.5	(12.0)	–	0.8	15.2	(3.2)	–
Profit/(loss) before taxation	15.9	(5.2)	(144.8)	(21.1)	40.5	(47.1)	(35.0)	(25.1)
Taxation	(0.3)	21.2	(0.8)	0.1	(0.1)	(15.2)	(1.1)	–
Deferred taxation	–	(11.2)	–	–	–	2.6	–	–
Profit/(loss) after taxation	15.6	4.8	(145.6)	(21.0)	40.4	(59.7)	(36.1)	(25.1)

CONDENSED CONSOLIDATED Balance Sheet (Unaudited)

	As at 31 Dec 2006 Rm	As at 30 Sep 2006 Rm		As at 30 Jun 2006 Rm	As at 31 Dec 2005 Rm
Assets					
Property, plant and equipment	680.3	2 016.1		1 850.6	863.0
Investments	61.8	39.0		38.9	145.8
Environmental trust funds	67.0	62.9		60.4	55.2
Other non-current assets	–	245.7		219.3	243.2
Current assets	1 178.3	928.7		835.6	348.6
Inventories	109.5	260.5		208.7	137.9
Accounts receivable	68.4	123.8		102.1	72.9
Financial assets	9.8	12.2		20.8	–
Cash and cash equivalents	134.3	517.2		489.0	137.8
Assets classified as held for sale	856.3	15.0		15.0	–
	1 987.4	3 292.4		3 004.8	1 655.8
Equity and liabilities					
Equity	109.5	1 093.3		1 015.3	507.6
Shareholders' equity	77.1	850.2		782.2	479.1
Minority shareholders interest	32.4	243.1		233.1	28.5
Long-term borrowings	278.0	335.9		403.0	11.9
Post-retirement and other employee benefits	21.1	20.7		24.4	18.0
Provision for environmental rehabilitation	281.4	332.4		322.3	289.7
Financial liabilities	–	–		–	7.5
Deferred mining and income taxes	99.5	96.2		92.0	74.7
Current liabilities	1 197.9	1 413.9		1 147.8	746.4
Accounts payable and accrued liabilities	450.5	541.3		407.5	380.2
Financial liabilities	207.5	199.3		183.4	–
Current portion of long-term borrowings	406.8	673.3		556.9	366.2
Liabilities classified as held for sale	133.1	–		–	–
	1 987.4	3 292.4		3 004.8	1 655.8

CONDENSED

Statement of changes in equity (Unaudited)	Quarter Dec 2006 Rm	Quarter Sep 2006 Rm	6 months to 31 Dec 2006 Rm	6 months to 30 Jun 2006 Rm	6 months to 31 Dec 2005 Rm
Balance at the beginning of the period	1 093.3	1 015.3	1 015.3	507.6	483.1
Share capital issued	84.7	41.5	126.2	111.4	98.4
– for acquisition finance and cash	88.2	40.0	128.2	105.8	94.1
– for share options exercised	0.7	0.3	1.0	2.5	1.0
– increase in share-based payment reserve	0.5	3.4	3.9	6.5	6.8
– for costs	(4.7)	(2.2)	(6.9)	(3.4)	(3.5)
Net loss attributed to ordinary shareholders	(727.4)	(66.1)	(793.5)	(40.2)	(69.9)
Net loss attributed to minority shareholders	(194.1)	(14.3)	(208.4)	(3.2)	(1.2)
Increase in minorities	18.5	–	18.5	176.6	23.9
Currency translation adjustments and other	(165.5)	116.9	(48.6)	263.1	(26.7)
Balance as at the end of the period	109.5	1 093.3	109.5	1 015.3	507.6
Reconciliation of headline loss					
Net loss	(727.4)	(66.1)	(793.5)	(40.2)	(69.9)
Adjusted for:					
– Impairments	(15.6)	–	(15.6)	(66.3)	(52.2)
– Impairment from discontinued operation	783.1	–	783.1	–	–
– Minority share of impairment from discontinued operation	(204.4)	–	(204.4)	–	–
– Loss/(profit) on sale of assets	7.8	–	7.8	(93.0)	3.4
Headline loss	(156.5)	(66.1)	(222.6)	(199.5)	(118.7)

CONDENSED CONSOLIDATED

Cash Flow Statement (Unaudited)	Quarter Dec 2006 Rm	Quarter Sep 2006 Rm	6 months to 31 Dec 2006 Rm	6 months to 30 Jun 2006 Rm	6 months to 31 Dec 2005 Rm
Net cash (out)/inflow from operations	(84.2)	(11.5)	(95.7)	(14.2)	1.0
Working capital changes	57.2	71.2	128.4	(145.3)	8.7
Net cash outflow from investing activities	(72.1)	(105.8)	(177.9)	(135.4)	(97.3)
Net cash (out)/inflow from financing activities	(203.4)	38.4	(165.0)	566.5	(27.8)
(Decrease)/increase in cash and cash equivalents	(302.5)	(7.7)	(310.2)	271.6	(115.4)
Translation adjustment	(46.0)	35.9	(10.1)	79.6	12.0
Opening cash and cash equivalents	517.2	489.0	489.0	137.8	241.2
Closing cash and cash equivalents include R34.4 million classified as assets held for sale	168.7	517.2	168.7	489.0	137.8
Reconciliation of net cash (out)/inflow from operations					
Net operating (loss)/profit	(3.5)	11.2	7.7	0.8	41.7
Net operating loss from discontinued operations	(78.7)	(23.6)	(102.3)	(30.8)	(6.3)
	(82.2)	(12.4)	(94.6)	(30.0)	35.4
Adjusted for:					
Interest provision on convertible bond	(7.0)	7.0	–	14.0	14.5
Amortisation of convertible cost	1.8	1.7	3.5	6.2	3.7
Financial instruments	23.7	4.2	27.9	–	(3.7)
Unrealised foreign exchange loss/(gain)	(9.8)	16.4	6.6	47.7	(28.1)
Growth in Environmental Trust Funds	(2.3)	(0.8)	(3.1)	(3.0)	(2.6)
Other non-cash items	36.8	3.4	40.2	1.8	11.5
Interest paid	(44.3)	(12.2)	(56.5)	(31.4)	(19.3)
Taxation paid	(0.9)	(18.8)	(19.7)	(19.5)	(10.4)
Net cash (out)/inflow from operations	(84.2)	(11.5)	(95.7)	(14.2)	1.0

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Australasian operations

Porgera (20% Share of Joint Venture)		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled	t'000	238	262	(9)	500	546	551
Yield	g/t	3.09	3.48	(11)	3.30	2.94	4.33
Gold produced	oz	23 664	29 379	(19)	53 043	51 625	76 613
	kg	736	913	(19)	1 649	1 606	2 384
Cash operating costs	US$ per oz	396	401	1	399	288	274
	ZAR per kg	93 834	92 539	(1)	93 117	58 056	57 682
	ZAR per tonne	290	322	10	307	171	250
Cash operating profit	US$ million	3.3	4.5	(27)	7.8	14.5	14.8
	ZAR million	24.2	32.2	(25)	56.4	91.3	96.6
Capital expenditure (net)	US$ million	2.8	1.8	(56)	4.5	8.2	8.8
	ZAR million	19.9	12.9	(54)	32.9	52.0	57.3

Gold production for the quarter was 19% lower at 23 664oz reflecting a 9% decline in throughput to 238 000 tonnes ("t") and an 11% decrease in yield to 3.09 grams per ton ("g/t.").

Lower production was a consequence of both a 10-day shutdown to carry out remedial work on a ball mill and clave brickwork and the Hides power interruptions due to lightning strikes in early December. Lower grades from the pit resulted in a lower than expected feed gold grade, 5% lower overall than last quarter. Low-grade, long-term stockpiles provided lower than expected grades but this was offset by higher-grade open pit and underground ore.

Material mined and moved was below budget owing to the removal of the West Wall lower buttress and delays to Stage 4 mining associated with high-wall rock fall conditions.

The West Wall cutback excavation is now 75% complete, the West Wall Upper Buttress having been completed in December. The removal of the Lower Buttress was a key focus of material movement.

Cash operating costs for the quarter were 1% lower at US$396/oz.

Tolukuma		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled	t'000	45	43	5	88	92	101
Yield	g/t	8.29	8.77	(5)	8.52	8.13	9.47
Gold produced	oz	11 996	12 141	(1)	24 137	24 067	30 723
	kg	373	377	(1)	750	748	956
Cash operating costs	US$ per oz	827	835	1	831	718	444
	ZAR per kg	195 319	192 634	(1)	193 969	146 433	93 347
	ZAR per tonne	1 619	1 689	4	1 653	1 191	884
Cash operating (loss)/profit	US$ million	(1.0)	(3.0)	67	(4.0)	(0.8)	0.1
	ZAR million	(8.3)	(20.8)	60	(29.1)	(5.0)	0.4
Capital expenditure (net)	US$ million	1.6	2.0	20	3.6	0.6	3.6
	ZAR million	11.8	14.3	17	26.1	3.6	23.7

Gold production for the quarter was 1% lower at 11 996oz, due to a 5% decline in yield to 8.29g/t. Throughput was 5% higher at 45 000t.

Production for the quarter was negatively affected by the shutdown of the SAG mill on 25 November after the discovery of serious damage. The mill re-started on 8 December on completion of essential repairs.

A helicopter crash in October disrupted site logistics and also contributed to reduced production.

Mill feed from underground mining has been supplemented by low-grade surface stocks.

Underground mining remains focused on the Zine surface and production resumed late in the quarter from the Gulbadi surface.

Cash operating costs for the quarter were 1% lower at US$827/oz.

Discontinued operation

Vatukoula ("Old" Emperor) 100% consolidated from 6 April 2006 (Previously 39.52% attributable)		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled	t'000	37	80	(54)	117	59	102
Yield	g/t	7.68	6.74	14	7.03	4.73	5.93
Gold produced	oz	9 143	17 338	(47)	26 481	8 963	19 434
	kg	284	539	(47)	823	279	605
Cash operating costs #	US$ per oz	1 120	642	(74)	807	675	559
	ZAR per kg	265 169	148 006	(79)	188 436	135 163	117 505
	ZAR per tonne	2 035	997	(104)	1 326	713	701
Cash operating loss #	US$ million	(4.1)	(1.7)	(141)	(5.8)	(5.2)	(4.5)
	ZAR million	(29.4)	(12.4)	(137)	(41.9)	(32.8)	(29.5)
Cash operating loss attributable to DRDGOLD	US$ million	(4.1)	(1.7)	(141)	(5.8)	(2.4)	–
	ZAR million	(29.4)	(12.4)	(137)	(41.9)	(15.6)	–
Capital expenditure (net) #	US$ million	3.3	5.6	41	8.9	6.7	4.4
	ZAR million	24.7	40.0	38	64.6	42.4	28.7
Capital expenditure (net) attributable to DRDGOLD	US$ million	3.3	5.6	41	8.9	3.6	–
	ZAR million	24.7	40.0	38	64.6	23.3	–

Represents total operation

Throughput for the quarter was 54% lower at 37 000t and, in spite of a 14% increase in yield to 7.68g/t, there was a 47% decrease in gold production to 9 143oz.

Markedly lower production was a consequence of both the month-long shut down of Philip Shaft for repairs and the subsequent mine shutdown in early December.

As previously announced, a skip-cage conveyance fell down the Philip Shaft on 14 October 2006. This was repaired and returned to service on 14 November.

On 5 December, after the completion of an extensive three-month review, the Vatukoula Mine was placed on care and maintenance. The results of the review indicated that continued mining operations were no longer economically viable. There may be future potential for limited mining at Vatukoula and it may be possible to carry out further exploratory work in the coming years in order to look for ore resources that could be mined profitably, but more work is needed to clarify whether such potential exists.

South African operations

Blyvoor		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled							
Underground	t'000	183	182	1	365	349	325
Surface	t'000	896	966	(7)	1 862	1 847	1 787
Total	t'000	1 079	1 148	(6)	2 227	2 196	2 112
Yield							
Underground	g/t	5.06	5.15	(2)	5.10	4.93	6.20
Surface	g/t	0.32	0.33	(3)	0.32	0.35	0.32
Total	g/t	1.12	1.10	2	1.11	1.08	1.23
Gold produced							
Underground	oz	29 772	30 125	(1)	59 897	55 362	64 816
	kg	926	937	(1)	1 863	1 722	2 016
Surface	oz	9 099	10 352	(12)	19 451	21 027	18 488
	kg	283	322	(12)	605	654	575
Total	oz	38 871	40 477	(4)	79 348	76 389	83 304
	kg	1 209	1 259	(4)	2 468	2 376	2 591
Cash operating costs							
Underground	US$ per oz	582	627	7	605	646	469
	ZAR per kg	137 586	144 491	5	141 059	131 529	98 636
	ZAR per tonne	696	744	6	720	649	612
Surface	US$ per oz	313	293	(7)	303	253	242
	ZAR per kg	73 926	67 565	(9)	70 540	51 560	50 887
	ZAR per tonne	23	23	–	23	18	16
Total	US$ per oz	519	542	4	531	538	419
	ZAR per kg	122 685	124 817	2	123 772	109 517	88 040
	ZAR per tonne	137	137	–	137	118	108
Cash operating profit	US$ million	3.5	3.2	9	6.7	4.4	3.5
	ZAR million	25.4	23.0	10	48.4	27.9	22.6
Capital expenditure (net)	US$ million	2.3	2.7	15	5.0	4.6	4.2
	ZAR million	16.9	19.1	12	36.0	29.4	27.4

Total gold production for the quarter was 4% lower at 38 871oz, reflecting a 6% decline in total throughput to 1 079 000t. Overall yield was 2% higher at 1.12g/t.

The underground fire in the high-grade area at No 5 Shaft contributed to the quarter's lower production but 90% of the affected stopes were back in production within 48 hours and consequently the impact was limited to a 1% reduction in gold production to 29 772oz. While throughput from underground rose 1% to 183 000t, underground yield was 2% lower at 5.06g/t. The fire slowed down development, which was 5% lower but opening up in the quarter rose by 56%.

Repairs to the No 6 Shaft infrastructure damaged in the previous quarter continued, together with investigative drilling of the Alpha Dyke.

Gold production for the quarter from surface sources was 12% lower at 9 099oz due to the combined impacts of early summer rains, pipe failures and the need to raise the tailings dam disposal column. Surface throughput was 7% lower at 896 000t and surface yield 3% down at 0.32g/t.

Underground cash operating costs for the quarter were 7% lower at US$582/oz and in spite of a 7% rise in surface cash costs to US$313/oz, total cash operating costs were 4% lower at US$519/oz.

Crown 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled	t'000	2 231	2 056	9	4 287	4 016	2 149
Yield	g/t	0.41	0.42	(2)	0.41	0.36	0.42
Gold produced	oz	29 643	27 521	8	57 164	47 036	28 923
	kg	922	856	8	1 778	1 463	899
Cash operating costs #	US$ per oz	399	423	6	411	495	382
	ZAR per kg	94 268	97 453	3	95 801	100 659	80 276
	ZAR per tonne	39	41	5	40	37	34
Cash operating profit #	US$ million	6.2	5.5	13	11.7	4.7	4.7
	ZAR million	46.0	39.1	18	85.1	29.8	30.6
Cash operating profit attributable to DRDGOLD	US$ million	6.2	5.5	13	11.7	4.7	0.9
	ZAR million	46.0	39.1	18	85.1	29.8	5.5
Capital expenditure (net) #	US$ million	0.5	1.0	50	1.5	2.9	2.0
	ZAR million	3.8	7.1	46	10.9	18.4	13.2
Capital expenditure (net) attributable to DRDGOLD	US$ million	0.5	1.0	50	1.5	2.9	0.5
	ZAR million	3.8	7.1	46	10.9	18.4	3.1

Represents total operation

Reflecting the positive impact of pipeline upgrades in the previous quarter, throughput increased by 9% to 2 231 000t. In spite of a 2% decline in yield to 0.41g/t, gold production rose by 8% to 29 643oz for the quarter.

Cash operating costs for the quarter were 6% lower at US$399/oz as a consequence of the higher gold production.

A R10.5 million capital project for the reclamation of the 3L2 dam has been approved. It is expected to recover from the site – and to retreat through the Crown plant – some 270 000t per month at an average yield of 0.3g/t over a 20-month period.

The company lodged its application to the DME for a mining right for the Top Star mine dump on 1 February 2007. Its contesting of a two-year moratorium on the recovery of the dump granted to heritage authorities is scheduled to be heard in April.

ERPM 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter Dec 2006	Quarter Sep 2006	% Change	6 months to 31 Dec 2006	6 months to 30 Jun 2006	6 months to 31 Dec 2005
Ore milled							
Underground	t'000	64	76	(16)	140	149	76
Surface	t'000	388	435	(11)	823	1 011	587
Total	t'000	452	511	(12)	963	1 160	663
Yield							
Underground	g/t	7.06	7.49	(6)	7.30	8.50	7.88
Surface	g/t	0.34	0.36	(6)	0.35	0.39	0.41
Total	g/t	1.29	1.42	(9)	1.36	1.43	1.26
Gold produced							
Underground	oz	14 532	18 325	(21)	32 857	40 735	19 264
	kg	452	570	(21)	1 022	1 267	599
Surface	oz	4 276	5 016	(15)	9 292	12 699	7 626
	kg	133	156	(15)	289	395	238
Total	oz	18 808	23 341	(19)	42 149	53 434	26 890
	kg	585	726	(19)	1 311	1 662	837
Cash operating costs #							
Underground	US$ per oz	627	510	(23)	562	475	447
	ZAR per kg	148 044	117 481	(26)	130 998	96 548	94 025
	ZAR per tonne	1 046	880	(19)	956	821	752
Surface	US$ per oz	704	599	(18)	647	550	456
	ZAR per kg	166 173	137 949	(20)	150 938	111 737	95 857
	ZAR per tonne	57	49	(16)	53	44	40
Total	US$ per oz	644	529	(22)	581	493	450
	ZAR per kg	152 166	121 879	(25)	135 394	100 158	94 525
	ZAR per tonne	197	173	(14)	184	144	126
Cash operating profit #	US$ million	(0.7)	2.1	(133)	1.4	5.2	0.6
	ZAR million	(5.1)	15.1	(134)	10.0	33.2	3.8
Cash operating profit attributable to DRDGOLD	US$ million	(0.7)	2.1	(133)	1.4	5.2	(0.6)
	ZAR million	(5.1)	15.1	(134)	10.0	33.2	(3.9)
Capital expenditure (net) #	US$ million	1.2	1.1	(9)	2.3	1.4	0.7
	ZAR million	8.5	8.1	(5)	16.6	9.2	4.5
Capital expenditure (net) attributable to DRDGOLD	US$ million	1.2	1.1	(9)	2.3	1.4	0.2
	ZAR million	8.5	8.1	(5)	16.6	9.2	1.4

Represents total operation

Total gold production for the quarter was 18 808oz, 19% down on the previous quarter, reflecting lower gold production from both underground and surface sources.

Lower extraction rates due to faulting in the eastern portion of the underground mining area led to 16% decline in underground throughput to 64 000t. This, together with the mining of higher volumes of lower grade material from above 70 level, contributed to a 6% decline in underground yield to 7.06g/t. Consequently, underground gold production was 21% lower at 14 532oz.

Installation of both a new surface compressor and mud-pumping infrastructure continued during the quarter. The latter, scheduled for completion by the end of the December 2007 quarter, is expected to yield some 6kg of gold a month from the treatment of 2 000t of mud with an average grade of 3.0g/t.

ERPM's ambitious, three-phase plugging project – designed to protect the mine's underground operations from rising water levels in the Central Witwatersrand Basin – has progressed according to schedule and is expected to be completed by the end of the June 2007 quarter.

Surface gold production for the quarter was 15% lower at 4 276oz. An 11% decline in throughput to 388 000t resulted from water shortages, pipe and pump failures, cable theft and power outages. Work to change the Cason Dump face shape to improve safety and environmental controls led to a 6% drop in yield to 0.34g/t.

A project has begun to recover and treat residual surface material from the ERPM lease area. It is expected to treat between 10 000 and 15 000t per month at an average grade of 1.00g/t until December 2007, generating revenue while substantially reducing environmental obligations.

Total cash operating costs for the quarter increased by 22% to US$644/oz, reflecting lower gold production. Underground cash costs rose by 23% to US$627/oz and surface cash costs by 18% to US$704/oz.

Cash operating costs reconciliation

R000 unless otherwise stated		Australasian Operations			
		Tolukuma	Porgera JV (20%)	Continued Operations	Discontinued Vatukoula
Total cash costs	Dec 06 Qtr	90 006	39 474	129 480	114 894
	Sep 06 Qtr	72 686	84 853	157 539	95 607
	6 Mths to Dec 06	162 692	124 327	87 019	210 501
Movement in gold in process	Dec 06 Qtr	(4 017)	40 494	36 477	(12 002)
	Sep 06 Qtr	11 241	3 968	15 209	(3 215)
	6 Mths to Dec 06	7 224	44 462	51 686	(15 217)
Less: exploration, production taxes, rehabilitation and other	Dec 06 Qtr	5 847	7 386	13 683	620
	Sep 06 Qtr	4 437	1 325	5 762	–
	6 Mths to Dec 06	10 284	9 161	19 445	620
Less: retrenchment costs	Dec 06 Qtr	–	–	–	27 162
	Sep 06 Qtr	–	–	–	(1 009)
	6 Mths to Dec 06	–	–	–	26 153
Less: corporate and general administration costs	Dec 06 Qtr	7 288	3 070	10 358	(198)
	Sep 06 Qtr	6 867	3 008	9 875	13 626
	6 Mths to Dec 06	14 155	6 078	20 233	13 428
Cash operating costs	Dec 06 Qtr	72 854	66 062	141 916	75 308
	Sep 06 Qtr	72 623	84 488	157 111	79 775
	6 Mths to Dec 06	145 477	153 550	299 027	155 083
Gold produced (kg)	Dec 06 Qtr	373	736	1 109	284
	Sep 06 Qtr	377	913	1 290	539
	6 Mths to Dec 06	750	1 649	2 399	823
Total cash operating costs – R/kg	Dec 06 Qtr	195 319	93 384	127 968	265 169
	Sep 06 Qtr	192 634	92 539	121 791	148 006
	6 Mths to Dec 06	193 969	93 117	127 647	188 436
Total cash operating costs – US$/oz	Dec 06 Qtr	827	396	541	1 120
	Sep 06 Qtr	835	401	529	642
	6 Mths to Dec 06	831	399	534	807

R000 unless otherwise stated		South African Operations			
		Crown	ERPM	Blyvoor	Total operations
Total cash costs	Dec 06 Qtr	93 703	94 829	153 520	342 052
	Sep 06 Qtr	89 650	94 418	162 201	346 269
	6 Mths to Dec 06	183 353	189 247	315 721	688 321
Movement in gold in process	Dec 06 Qtr	33	187	419	639
	Sep 06 Qtr	241	(38)	587	790
	6 Mths to Dec 06	274	149	1 006	1 429
Less: exploration, production taxes, rehabilitation and others	Dec 06 Qtr	2 943	2 064	1 443	6 450
	Sep 06 Qtr	2 643	1 960	1 374	5 977
	6 Mths to Dec 06	5 586	4 024	2 817	12 427
Less: retrenchment costs	Dec 06 Qtr	–	–	–	–
	Sep 06 Qtr	–	–	–	–
	6 Mths to Dec 06	–	–	–	–
Less: corporate and general administration costs	Dec 06 Qtr	3 878	3 935	4 170	11 983
	Sep 06 Qtr	3 828	3 936	4 270	12 034
	6 Mths to Dec 06	7 706	7 871	8 440	24 017
Cash operating costs	Dec 06 Qtr	86 915	89 017	148 326	324 258
	Sep 06 Qtr	83 420	88 484	157 144	329 048
	6 Mths to Dec 06	170 335	177 501	305 470	653 306
Gold produced (kg	Dec 06 Qtr	922	585	1 209	2 716
	Sep 06 Qtr	856	726	1 259	2 841
	6 Mths to Dec 06	1 778	1 311	2 468	5 557
Total cash operating costs – R/kg	Dec 06 Qtr	94 268	152 166	122 685	119 388
	Sep 06 Qtr	97 453	121 879	124 817	115 821
	6 Mths to Dec 06	95 801	135 394	123 772	117 565
Total cash operating costs – US$/oz	Dec 06 Qtr	399	644	519	505
	Sep 06 Qtr	423	529	542	503
	6 Mths to Dec 06	411	581	531	504

EXPLORATION AND DEVELOPMENT
Australasian operations

Fiji
Vatukoula
Limited underground exploration was undertaken in the Philip Shaft section prior to the cessation of mining.

A commercial and technical review of mine site and near mine exploration was completed. This involved data compilation, integration and interpretation and was aimed at identifying new near-mine exploration targets. A number of target areas have been defined to be of interest.

Fiji regional
No regional exploration work was carried out elsewhere in Fiji. Historical data on the Tuvatu Project was reviewed in preparation for additional work in this area. Regional programmes for all other surface permits were reviewed.

Papua New Guinea
Tolukuma
Exploration activity at Tolukuma continued to concentrate on the Zine and Fundoot structures. Minor drilling was undertaken on the Triple M structure to the east of Zine. Surface trenching aimed at generating drill targets continued in the Degot/Fundoot area and in areas further south of the lease. An exploration review workshop conducted during November identified multiple exploration targets within the Tolukuma corridor. From late November to December exploration activity was scaled down (as a result of the SAG mill breakdown) and has yet to return to full capacity.

In the next (January-March 2007) quarter exploration will continue to be focused on delineation and extensional drilling of the Zine and Fundoot South structures. Intensive drilling is planned to fully test the Zine structure as soon as access to appropriate underground locations becomes available. Surface trenching and mapping will continue to the southern part of the lease, into the Aivelolop and Kagam structures. The Aivelolop structure will be tested with several drill holes both from the surface and underground.

Zine exploration drilling and underground development
The Zine structure continued to be tested by drilling and underground development in an effort to define the extents of the mineralisation. Within the Zine Mid section underground development has been carried out from 1525 up to 1565 and down to 1505 levels. On 1505 level development face grades of up to 1.8m @ 190.7g/t Au (uncut) have been obtained from the central section of the Zine Mid pod. Drilling to date has indicated mineralisation within the Zine Mid pod to extend at least 160m below current developments at 1505 level. Initial surface drilling results of the Zine North section have not been encouraging but the presence of the structure has been confirmed and the lower sections (below 1495 level) are yet to be tested. Further testing is yet to be carried out in the Zine South and Zine Far South areas.

Drilling results, October – December 2006

Hole no	Intersection	Comments	RL (m)	Core recovery %
TU084	2.08m @ 2.25g/t Au & 4.4g/t Ag	Zine Mid (north)	1322	100
TU085	No significant mineralisation	Zine Mid (south)	1405	100
ZN087	0.62m @ 6.38g/t Au & 24.6g/t Ag	Zine North	1556	96
ZN088	2.0m @ 0.86g/t Au & 13.5g/t Ag	Zine North	1510	100
ZN089	0.40m @ 6.23g/t Au & 24.9g/t Ag	Zine North	1495	70

Assay results are uncut; intersection widths calculated based on angle to core axis.

Fundoot exploration

The upper zones of the Fundoot structure continued to be tested from the surface with mixed results. A mechanical trenching exercise using an excavator to expose the top of the vein (in areas of overburden cover) is planned for a 150m wide zone.

Drilling results, October – December 2006

Hole No	Intersection	Comments	RL (m)	Core recovery %
IV026	0.40m @ 34.08g/t Au & 52.1g/t Ag	Fundoot	1600	100
IV027	0.75m @ 5.31g/t Au & 25.0g/t Ag	Fundoot	1600	100
IV028	No significant mineralisation	Fundoot	1632	100
IV029	0.27m @ 39.73g/t Au & 121.0g/t Ag	Fundoot	1584	100
IV031	0.30m @ 21.21g/t Au & 43.4g/t Ag	HW Splay	1560	100
IV033	0.83m @ 10.39g/t Au & 161.5 Ag	Fundoot	1585	100
IV034	0.77m @ 2.93g/t Au & 21.2g/t Ag	Fundoot	1529	100
IV035	0.95m @ 0.35g/t Au & 24.1g/t Ag	Fundoot	1643	86

Assay results are uncut; intersection width calculation based on angle to drill core axis.

PNG: Regional Programme

The company maintains 11 Exploration Licences. A major technical review of all exploration tenements completed earlier this year highlighted multiple prospects with several areas requiring advanced stage exploration and drilling. Field work in EL1271 and 1366 has begun, and planning for work in ELs 894 and 683 is underway. Weather problems, difficulty in employing additional geologists and field personnel, and the unavailability of helicopters greatly restricted the scope of work. Further data interpretation is in progress.

An assessment of the porphyry associated copper and gold potential within Emperor's regional ELs is under way.

Data compilation and interpretation have been concluded for EL1284, and the annual report compiled and submitted to the Mines Department.

Fieldwork was completed in the Ipi Creek EL1352 during the previous quarter. Compilation of field results has shown that porphyry copper type alteration and mineralisation occurs in the area centred on a small intrusive stock. A collapsed diatreme breccia has also been interpreted to occur in the Ipi area and further work is aimed at delineating the diatreme and further mapping and sampling of the area.

Results of soil sampling at Belavista in EL1284 during the previous quarter have shown a 1km x 1km area to be anomalous in Au with co-incident As, Hg and Pb anomalies. This is interpreted to be caused by mineralisation within the regional Goilala Fault structures that occur in the area. Samples taken across discrete structures within the Goilala Fault zone returned assays of 0.46 ppm Au, 5.5ppm Ag, 0.14% Cu and 0.1% As, and 6.32 ppm Au, 20 ppm Ag, 0.12% Cu and 0.7 % As, and 6.32ppm Au, 20ppm Ag, 0.12% Cu and 0.7% As. Further work is planned for the area to test strike extensions of the two structures and to expose additional structures that may be responsible for the soil anomaly observed in the area.

Porgera Joint Venture

The Porgera Deeps drilling programme continued with two holes being drilled, one a re-drill that was again abandoned due to difficult drilling conditions.

Drilling at Tupagai (located immediately north of Porgera) is expected to begin in the first quarter of 2007. Work continued on the interpretation of historical mapping data. Additional targets have been identified based on co-incident geochemical and geophysical anomalies in favourable litho-structural positions within the Porgera Transfer Zone.

South Africa

ERPM Extension 1 (Sallies)

The second and third exploration boreholes have been completed and surveyed to assist with geological interpretation. Assays and check assays have been conducted.

Borehole assay results:

BH No2 Channel Value 11.11g/t / 64 cm (715 cmgt)

BH No3 Channel Value 2.45g/t / 227 cm (556 cmgt)

A fourth exploration borehole is being drilled to determine extent of paleohigh, and is currently at 32.3 metres. An additional machine has begun drilling within the ERPM lease area.

On completion of the fourth borehole, drilling will be concentrated within the mine lease area to firm up on geological structures.

ERPM Extension 2 (Sallies)

The prospecting right for ERPM Extension 2 was granted. The area covers 5 500 hectares to the east of the ERPM Extension 1 (Sallies) prospecting area, which incorporates the southern sections of the old Van Dyk mining lease area and a small portion of Sallies. The area has a potential exploration target of some 7-11 million ounces, which could result in the development of a deep-level mine with a life of mine in excess of 15 years.

Blyvoor
Savuka exploration

The current depth of the exploration borehole, drilling of which was suspended during the quarter due to the Blyvooruitzicht No 5 Shaft underground fire, is 81.4 m.

Tenders for the diamond drilling contract closed on 23 January 2007. On awarding of the contract, additional drilling will be undertaken to firm up on geology and valuation down dip of current mining operations.

Crown
Elsburg exploration drilling results

4L50 dump: 17 holes were drilled on a 200 x 200m grid. A resource of 18.6 million tons at 0.251g/t has been determined.

4L 48 dump: 24 holes were drilled on a 200 x 200m grid. A resource of 80.8 million tons at 0.351g/t has been determined.

4L 47 dump: 32 holes were drilled on a 200 x 200m grid. A provisional valuation of 37.8 million tons at 0.261g/t has been determined and while test work remains to be completed, no significant changes are expected.

3/L/10 and Angelo: drilling of the ERGO portions has been completed and assay results are awaited.

WPU Slime Roodepoort: drilling of slimes for toll treatment has been completed and resulted are awaited.

Argonaut

A desktop survey has been conducted, using historical geophysical information, to confirm that the proposed borehole is sited favourably in terms of structure and grade.

DIRECTORS

Directors (* British) (Australian) (*** American)**

Executive:	Non-executive:	Group Company Secretary:
JWC Sayers (Chief Executive Officer)*	J Turk ***	TJ Gwebu

Alternate:
JH Dissel

Independent non-executive:
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur**

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:

Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath Randburg South Africa PO Box 390, Maraisburg, 1700, South Africa

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

BLYVOORUITZICHT GOLD MINING COMPANY LIMITED TO DISCIPLINE ILLEGAL STRIKERS

Further to our announcement on 16 February 2007 and 20 February 2007, the company hereby announces that the employees at its subsidiary Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") have resumed an illegal strike which began on 13 February 2007 and was halted on 18 February 2007, pending facilitated discussions at the Commission for Conciliation, Mediation and Arbitration ("CCMA"). The strike was declared unlawful by the Labour Court on 14 February 2007. The unprotected strike resumed on 27 February 2007 when the employees did not report for the night shift. The refusal to work was in support of the same demands that led to the strike which had been suspended, these being a dispute in respect of leave pay and a demand by rock drill operators for a 40% increase in wages.

Blyvoor and the National Union of Mineworkers ("NUM") made an attempt to settle the dispute under the auspices of the CCMA. Blyvoor attempted to prevent the continuation of the illegal strike by, inter alia, agreeing to refer the leave pay dispute to arbitration and offering to pay an interim allowance to rock drill operators and operators, on condition that NUM gave a firm commitment on the recovery of tonnes lost as a result of the illegal strike. These offers were, as at the publication of this notice, rejected.

The striking employees were issued with final warnings on 20 February 2007. Following the resumption of the illegal strike, Blyvoor has today issued the employees with a notice calling upon them to give reasons (a) for their refusal to comply with the court order of 14 February 2007 and (b) why no final ultimatum should be issued to them to resume their duties from the night shift of 28 February 2007.

The striking employees have been notified that if they do not comply with a final ultimatum, they may face dismissal.

Johannesburg

28 February 2007